SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13G

                    Under the Securities Exchange Act of 1934

                             KRONOS WORLDWIDE, INC.
                                (Name of Issuer)

                          Common Stock, $0.01 par value
                         (Title of Class of Securities)

                                   50105F 10 5
                                 (CUSIP Number)

                                December 31, 2003
                      (Date of Event which requires Filing
                               of this Statement)

     Check the  appropriate  box to  designate  the rule  pursuant to which this
Schedule is filed:

         [   ]        Rule 13d-1(b)

         [   ]        Rule 13d-1(c)

         [ X ]        Rule 13d-1(d)

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  50105F 10 5

     1       NAME OF REPORTING PERSON

                      NL Industries, Inc.

                      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)


     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

             (a)  [   ]

             (b)  [   ]

     3       SEC USE ONLY



     4       CITIZENSHIP OR PLACE OF ORGANIZATION

                      New Jersey

                               5      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               6      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                    25,047,507
           EACH
        REPORTING              7      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               8      SHARED DISPOSITIVE POWER

                                                     25,047,507

     9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      25,047,507

    10       CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
             SHARES  [  ]

    11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                      51.2%

    12       TYPE OF REPORTING PERSON

                      CO

CUSIP No.  50105F 10 5

     1       NAME OF REPORTING PERSON

                      Tremont LLC

                      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)


     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

             (a)  [   ]

             (b)  [   ]

     3       SEC USE ONLY



     4       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware

                               5      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               6      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                    30,155,277
           EACH
        REPORTING              7      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               8      SHARED DISPOSITIVE POWER

                                                     30,155,277

     9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      30,155,277

    10       CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
             SHARES  [  ]

    11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                      61.6%

    12       TYPE OF REPORTING PERSON

                      OO

CUSIP No.  50105F 10 5

     1       NAME OF REPORTING PERSON

                      Valhi, Inc.

                      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)


     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

             (a)  [   ]

             (b)  [   ]

     3       SEC USE ONLY



     4       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware

                               5      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               6      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                    45,527,072
           EACH
        REPORTING              7      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               8      SHARED DISPOSITIVE POWER

                                                     45,527,072

     9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      45,527,072

    10       CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
             SHARES  [  ]

    11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                      93.0%

    12       TYPE OF REPORTING PERSON

                      CO

CUSIP No.  50105F 10 5

     1       NAME OF REPORTING PERSON

                      Valhi Group, Inc.

                      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)


     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

             (a)  [   ]

             (b)  [   ]

     3       SEC USE ONLY



     4       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Nevada

                               5      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               6      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                    45,527,072
           EACH
        REPORTING              7      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               8      SHARED DISPOSITIVE POWER

                                                     45,527,072

     9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      45,527,072

    10       CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
             SHARES  [  ]

    11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                      93.0%

    12       TYPE OF REPORTING PERSON

                      CO

CUSIP No.  50105F 10 5

     1       NAME OF REPORTING PERSON

                      National City Lines, Inc.

                      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)


     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

             (a)  [   ]

             (b)  [   ]

     3       SEC USE ONLY



     4       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware

                               5      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               6      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                    45,527,072
           EACH
        REPORTING              7      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               8      SHARED DISPOSITIVE POWER

                                                     45,527,072

     9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      45,527,072

    10       CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
             SHARES  [  ]

    11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                      93.0%

    12       TYPE OF REPORTING PERSON

                      CO

CUSIP No.  50105F 10 5

     1       NAME OF REPORTING PERSON

                      NOA, Inc.

                      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)


     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

             (a)  [   ]

             (b)  [   ]

     3       SEC USE ONLY



     4       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Texas

                               5      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               6      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                    45,527,072
           EACH
        REPORTING              7      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               8      SHARED DISPOSITIVE POWER

                                                     45,527,072

     9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      45,527,072

    10       CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
             SHARES  [  ]

    11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                      93.0%

    12       TYPE OF REPORTING PERSON

                      CO

CUSIP No.  50105F 10 5

     1       NAME OF REPORTING PERSON

                      Dixie Holding Company

                      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)


     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

             (a)  [   ]

             (b)  [   ]

     3       SEC USE ONLY



     4       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware

                               5      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               6      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                    45,527,072
           EACH
        REPORTING              7      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               8      SHARED DISPOSITIVE POWER

                                                     45,527,072

     9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      45,527,072

    10       CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
             SHARES  [  ]

    11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                      93.0%

    12       TYPE OF REPORTING PERSON

                      CO

CUSIP No.  50105F 10 5

     1       NAME OF REPORTING PERSON

                      Dixie Rice Agricultural Corporation, Inc.

                      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)


     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

             (a)  [   ]

             (b)  [   ]

     3       SEC USE ONLY



     4       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Louisiana

                               5      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               6      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                    45,527,072
           EACH
        REPORTING              7      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               8      SHARED DISPOSITIVE POWER

                                                     45,527,072

     9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      45,527,072

    10       CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
             SHARES  [  ]

    11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                      93.0%

    12       TYPE OF REPORTING PERSON

                      CO

CUSIP No.  50105F 10 5

     1       NAME OF REPORTING PERSON

                      Southwest Louisiana Land Company, Inc.

                      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)


     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

             (a)  [   ]

             (b)  [   ]

     3       SEC USE ONLY



     4       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Louisiana

                               5      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               6      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                    45,527,072
           EACH
        REPORTING              7      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               8      SHARED DISPOSITIVE POWER

                                                     45,527,072

     9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      45,527,072

    10       CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
             SHARES  [  ]

    11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                      93.0%

    12       TYPE OF REPORTING PERSON

                      CO

CUSIP No.  50105F 10 5

     1       NAME OF REPORTING PERSON

                      Contran Corporation

                      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)


     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

             (a)  [   ]

             (b)  [   ]

     3       SEC USE ONLY



     4       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware

                               5      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               6      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                    45,527,072
           EACH
        REPORTING              7      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               8      SHARED DISPOSITIVE POWER

                                                     45,527,072

     9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      45,527,072

    10       CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
             SHARES  [  ]

    11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                      93.0%

    12       TYPE OF REPORTING PERSON

                      CO

CUSIP No.  50105F 10 5

     1       NAME OF REPORTING PERSON

                      The Combined Master Retirement Trust

                      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)


     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

             (a)  [   ]

             (b)  [   ]

     3       SEC USE ONLY



     4       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Texas

                               5      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               6      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                    45,527,072
           EACH
        REPORTING              7      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               8      SHARED DISPOSITIVE POWER

                                                     45,527,072

     9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      45,527,072

    10       CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
             SHARES  [  ]

    11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                      93.0%

    12       TYPE OF REPORTING PERSON

                      EP

CUSIP No.  50105F 10 5

     1       NAME OF REPORTING PERSON

                      Harold Simmons Foundation, Inc.

                      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)


     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

             (a)  [   ]

             (b)  [   ]

     3       SEC USE ONLY



     4       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Texas

                               5      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               6      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                    45,527,072
           EACH
        REPORTING              7      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               8      SHARED DISPOSITIVE POWER

                                                     45,527,072

     9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      45,527,072

    10       CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
             SHARES  [  ]

    11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                      93.0%

    12       TYPE OF REPORTING PERSON

                      CO

CUSIP No.  50105F 10 5

     1       NAME OF REPORTING PERSON

                      Harold C. Simmons

                      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)


     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

             (a)  [   ]

             (b)  [   ]

     3       SEC USE ONLY



     4       CITIZENSHIP OR PLACE OF ORGANIZATION

                      USA

                               5      SOLE VOTING POWER

                                                          3,000
        NUMBER OF
          SHARES               6      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                    45,561,809
           EACH
        REPORTING              7      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                           3,000

                               8      SHARED DISPOSITIVE POWER

                                                     45,561,809

     9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      3,000

    10       CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
             SHARES  [ X ]

    11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                      0.0%

    12       TYPE OF REPORTING PERSON

                      IN

                                                   SCHEDULE 13G

Item 1(a).    Name of Issuer:

              Kronos Worldwide, Inc., a Delaware corporation (the "Company").

Item 1(b).    Address of Issuer's Principal Executive Offices:

              Three Lincoln Centre
              5430 LBJ Freeway, Suite 1700
              Dallas, Texas   75240-2697

Items 2(a).   Name of Person Filing:

              The following entities or person (collectively, the "Reporting Persons") are filing this statement:

                 (i) NL Industries, Inc. ("NL"), Valhi, Inc. ("Valhi) and Tremont LLC ("Tremont") as direct holders of shares ("Shares") of common stock, par value $0.01 per share, of the Company;

                 (ii) Valhi Group, Inc. ("VGI"), National City Lines, Inc. ("National"), NOA, Inc. ("NOA"), Dixie Holding Company ("Dixie Holding"), Dixie Rice Agricultural Corporation, Inc. ("Dixie Rice"), Southwest Louisiana Land Company, Inc. ("Southwest"), Contran Corporation ("Contran"), The Combined Master Retirement Trust (the "CMRT") and the Harold Simmons Foundation, Inc. (the "Foundation") by virtue of their indirect ownership of NL and Tremont and their direct or indirect ownership of Valhi; and

                 (iii) Harold C. Simmons by virtue of his positions with Contran and certain of the other entities (as described in this statement).

Item 2(b).    Address of Principal Business Office or, if none, Residence:

              The principal business office of NL, Tremont, Valhi, VGI, National, NOA, Dixie Holding, Contran, the CMRT and the Foundation are located at, and the business address of Harold C. Simmons is, Three Lincoln Centre, 5430 LBJ Freeway, Suite 1700, Dallas, Texas 75240-2697. The principal business address of Dixie Rice is 600 Pasquiere Street, Gueydan, Louisiana 70542. The principal business address of Southwest is 402 Canal Street, Houma, Louisiana 70360.

Item 2(c).    Citizenship:

              Contran,   Dixie   Holding,   National   and  Valhi  are  Delaware
              corporations. NL is a New Jersey corporation. Tremont is a Delaware limited liability company. VGI is a Nevada corporation.
              NOA is a Texas corporation and the Foundation is a Texas non-profit corporation. Dixie Rice and Southwest are Louisiana corporations. The CMRT is governed by the laws of the state of Texas, except as those laws are superseded by federal law. Harold
              C. Simmons is a citizen of the United States.

Item 2(d).    Title of Class of Securities:

              Common stock, par value $0.01 per share.

Item 2(e).    CUSIP Number:

              50105F 10 5

Item 3. If this statement is filed pursuant to sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

              (a)      [   ]        Broker or dealer  registered  under  section
                                    15 of the Act (15  U.S.C. 78o);

              (b)      [   ]        Bank  as  defined in  section 3(a)(6) of the
                                    Act (15 U.S.C. 78c);

              (c)      [   ]        Insurance  company  as  defined  in  section
                                    3(a)(19)  of the  Act (15 U.S.C. 78c);

              (d)      [   ]        Investment Company registered  under section
                                    8 of  the Investment Company  Act (15 U.S.C.
                                    80a-8);

              (e)      [   ]        Investment   adviser    in  accordance  with
                                    section 240.13d-1(b)(1)(ii)(E);

              (f)      [   ]        An employee  benefit plan or endowment  fund
                                    in accordance  with  section 240.13d-1(b)(1)
                                    (ii)(F);

              (g)      [   ]        A parent holding  company or control  person
                                    in accordance  with section  240.13d-1(b)(1)
                                    (ii)(G);

              (h)      [   ]        A savings association as defined in  section
                                    3(b) of the  Federal  Deposit Insurance  Act
                                    (12 U.S.C. 1813);

              (i)      [   ]        A  church  plan  that  is excluded  from the
                                    definition  of an  investment company  under
                                    section  3(c)(14) of the  Investment Company
                                    Act of 1940 (15 U.S.C. 80a-3); or

              (j)      [   ]        Group, in  accordance with section 240.13d-1
                                    (b)(1)(ii)(J).

Item 4.       Ownership (as of December 31, 2003).

              (a)      Amount Beneficially Owned:
              (b)      Percent of Class:

                       By virtue of the relationships described under Item 7 of this statement, as of December 31, 2003:

                       (1)      NL   may  be  deemed   to  own  beneficially the
                                25,047,507 Shares (approximately 51.2% of the outstanding Shares) that NL held directly;

                       (2) Tremont may be deemed to own beneficially the 30,155,277 Shares (approximately 61.6% of the outstanding Shares) that NL and Tremont held directly;

                       (3) Valhi, VGI, National, NOA, Dixie Holding, Dixie Rice, Southwest, Contran, the CMRT and the Foundation may be deemed to own beneficially the 45,527,072 Shares (approximately 93.0% of the outstanding Shares) that NL, Valhi and Tremont held directly; and

                       (4)      Harold  C.  Simmons  may   be  deemed  to    own
                                beneficially     the       45,564,809     Shares
                               (approximately 93.1% of the  outstanding  Shares)
                                that NL, Valhi, Tremont, his  spouse and he held
                                directly.

              (c)      Number of shares as to which the person has:

                       (i)      Sole power to vote or to direct the vote:

                                As of December 31, 2003, Harold C. Simmons had the sole power to vote or direct the disposition of 3,000 Shares.

                       (ii)     Shared power to vote or to direct the vote:

                                By  virtue   of   the  relationships   described
                                under Item 7 of this statement, as of December 31, 2003:

                                (1) NL may be deemed to share the power to vote or direct the disposition of the 25,047,507 Shares (approximately 51.2% of the outstanding Shares) that NL held directly;

                                (2) Tremont may be deemed to share the power to vote or direct the disposition of the 30,155,277 Shares (approximately 61.6% of the outstanding Shares) that NL and Tremont held directly;

                                (3) Valhi, VGI, National, NOA, Dixie Holding, Dixie Rice, Southwest,
                                         Contran,  the CMRT  and the  Foundation
                                         may have be  deemed  to share the power
                                         to vote or direct  the  disposition  of
                                         the  45,527,072  Shares  (approximately
                                         93.0% of the  outstanding  Shares) that
                                         NL,  Valhi and Tremont  held  directly;
                                         and

                                (4) Harold C. Simmons may be deemed to share the power to vote or direct the disposition of the 45,561,609 Shares (approximately 93.1% of the outstanding Shares) that NL, Valhi, Tremont and his spouse held directly.

                       (iii) Sole power to dispose or direct the disposition of:

                                See the response to Item 4(c)(i) of this statement.

                       (iv) Shared power to dispose or to direct the disposition of:

                                See the response to Item 4(c)(ii) of this statement.

Item 5.       Ownership of Five Percent or Less of a Class.

              Not applicable.

Item 6.       Ownership of More than Five Percent on Behalf of Another Person.

              Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

              See Schedule B attached hereto and incorporated herein by reference.

Item 8.       Identification and Classification of Members of the Group.

              Not applicable.

Item 9.       Notice of Dissolution of Group.

              Not applicable.

Item 10.      Certification.

              Not applicable.

                                    Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  March 31, 2004




                                /s/ Harold C. Simmons
                                --------------------------------
                                Harold C. Simmons
                                Signing in the capacities listed on Schedule "A" attached hereto and incorporated herein by reference.

                                    Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  March 31, 2004





                                /s/ Steven L. Watson
                                --------------------------------
                                Steven L. Watson
                                Signing in the capacities listed on Schedule "A" attached hereto and incorporated herein by reference.

                                    Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  March 31, 2004





                                /s/ Robert D. Graham
                                --------------------------------
                                Robert D. Graham
                                Signing in the capacity listed on Schedule "A" attached hereto and incorporated herein by reference.

                                   SCHEDULE A


HAROLD C. SIMMONS, in his individual capacity, and as trustee of THE COMBINED MASTER RETIREMENT TRUST.


STEVEN L. WATSON, as president or vice president of each of:

CONTRAN CORPORATION
DIXIE HOLDING COMPANY
DIXIE RICE AGRICULTURAL CORPORATION, INC.
HAROLD SIMMONS FOUNDATION, INC.
NATIONAL CITY LINES, INC.
NOA, INC.
SOUTHWEST LOUISIANA LAND COMPANY, INC.
TREMONT LLC
VALHI GROUP, INC.
VALHI, INC.


ROBERT D. GRAHAM, as vice president of each of NL INDUSTRIES, INC.

                                   SCHEDULE B


     The following information is presented as of December 31, 2003. All capitalized terms in this Schedule B have the same meanings given such terms in the statement to which this Schedule B is a part.

               NL, Valhi and Tremont were the direct holders of 25,047,507 Shares (51.2%), 15,371,595 Shares (31.4%) and 5,107,770 Shares
          (10.4%), respectively, of the outstanding Shares. Together, NL, Valhi and Tremont may be deemed to control the Company. Valhi and Tremont were the direct holders of approximately 63.1% and 21.4%, respectively, of the outstanding NL common stock. Together, Valhi and Tremont may be deemed to control NL. Valhi was the direct holder of 100% of the membership interests of Tremont. VGI, National, Contran, the Foundation, the Contran Deferred Compensation Trust No. 2 (the "CDCT No. 2") and the CMRT were the direct holders of 77.6%, 9.1%, 3.1%, 0.9%, 0.4% and 0.1%, respectively, of the outstanding common stock of Valhi. Together, VGI, National and Contran may be deemed to control Valhi. National, NOA and Dixie Holding were the direct holders of approximately 73.3%, 11.4% and 15.3%, respectively, of the outstanding common stock of VGI. Together, National, NOA and Dixie Holding may be deemed to control VGI. Contran and NOA were the direct holders of approximately 85.7% and 14.3%, respectively, of the outstanding common stock of National and together may be deemed to control National. Contran and Southwest were the direct holders of approximately 49.9% and 50.1%, respectively, of the outstanding common stock of NOA and together may be deemed to control NOA. Dixie Rice was the direct holder of 100% of the outstanding common stock of Dixie Holding and may be deemed to control Dixie Holding. Contran was the holder of 100% of the outstanding common stock of Dixie Rice and may be deemed to control Dixie Rice. Contran was the holder of approximately 88.9% of the outstanding common stock of Southwest and may be deemed to control Southwest.

               Substantially all of Contran's outstanding voting stock was held by trusts established for the benefit of certain children and grandchildren of Harold C. Simmons (the "Trusts"), of which Mr. Simmons was the sole trustee. As sole trustee of each of the Trusts, Mr. Simmons has the power to vote and direct the disposition of the shares of Contran stock held by each of the Trusts. Mr. Simmons, however, disclaims beneficial ownership of any shares of Contran stock that the Trusts held.

               The Foundation directly held approximately 0.9% of the outstanding shares of Valhi common stock. The Foundation is a tax-exempt foundation organized for charitable purposes. Harold C. Simmons is the chairman of the board of the Foundation and may be deemed to control the Foundation.

               The CDCT No. 2 directly held approximately 0.4% of the outstanding Valhi common stock. U.S. Bank National Association serves as the trustee of the CDCT No. 2. Contran established the CDCT No. 2 as an irrevocable "rabbi trust" to assist Contran in meeting certain deferred compensation obligations that it owes to Harold C. Simmons. If the CDCT No. 2 assets are insufficient to satisfy such obligations, Contran is obligated to satisfy the balance of such obligations as they come due. Pursuant to the terms of the CDCT No. 2, Contran (i) retains the power to vote the shares of Valhi common stock held directly by the CDCT No. 2, (ii) retains dispositive power over such shares and (iii) may be deemed the indirect beneficial owner of such shares.

               The CMRT directly held approximately 0.1% of the outstanding shares of Valhi common stock. Valhi established the CMRT as a trust to permit the collective investment by master trusts that maintain the assets of certain employee benefit plans Valhi and related companies adopt. Mr. Simmons is the sole trustee of the CMRT and a member of the trust investment committee for the CMRT. Mr. Simmons is a participant in one or more of the employee benefit plans that invest through the CMRT.

               Valmont Insurance Company ("Valmont"), NL and a subsidiary of NL directly owned 1,000,000 shares, 3,522,967 shares and 1,186,200 shares, respectively, of Valhi common stock. Valhi was the direct holder of 100% of the outstanding common stock of Valmont and may be deemed to control Valmont. Pursuant to Delaware law, Valhi treats the shares of Valhi common stock that Valmont, NL and the subsidiary of NL own as treasury stock for voting purposes and for the purposes of percentage calculations such shares are not deemed outstanding.

               Harold C. Simmons is the chairman of the board and chief executive officer of each of the Company and NL and the chairman of the board of each of Tremont, Valhi, VGI, National, NOA, Dixie Holding, Dixie Rice, Southwest and Contran.

               By virtue of the holding of the offices, the stock ownership and his services as trustee, all as described above, (a) Harold C. Simmons may be deemed to control such entities and (b) Mr. Simmons and certain of such entities may be deemed to possess indirect beneficial ownership of Shares directly held by certain of such other entities. However, Mr. Simmons disclaims such beneficial ownership of the Shares beneficially owned directly or indirectly by any of such entities, except to the extent of his vested beneficial interest, if any, in Shares held by the CMRT and his interest as a beneficiary of the CDCT No. 2. Mr. Harold Simmons disclaims beneficial ownership of all Shares that NL, Valhi or Tremont directly hold.

               Harold C. Simmons' spouse was the direct owner of 34,737 Shares and 69,475 shares of NL common stock. Mr. Simmons may be deemed to share indirect beneficial ownership of such shares. Mr. Simmons disclaims all such beneficial ownership.

               Harold C. Simmons directly held 3,000 Shares, 12,000 shares of NL common stock (including stock options exercisable for 6,000 shares) and 3,383 shares of Valhi common stock.